Exhibit 99.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Guangshen Railway Company Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 525)

PROPOSED CHANGES IN DIRECTORS AND

SHAREHOLDER REPRESENTATIVE SUPERVISORS

AND

NOTICE OF 2013 ANNUAL GENERAL MEETING

A notice dated 10 April 2014 convening the AGM of the Company to be held at the Meeting Room, 3/F., No. 1052 Heping Road, Shenzhen, Guangdong Province, the PRC on 29 May 2014, at 9:30 a.m. is set out from pages 10 to 14 of this circular.

Whether or not you are able to attend the AGM, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon. The proxy forms should be returned to the registered office of the Company at No. 1052 Heping Road, Shenzhen, Guangdong Province, the PRC, as soon as possible but in any event not less than 24 hours before the time appointed for the holding of the AGM (or any adjournment thereof). If you intend to attend the AGM, you are required to complete and return the reply slip to the registered office of the Company at No. 1052 Heping Road, Shenzhen, Guangdong Province, the PRC, before 9 May 2014.

10 April 2014

LETTER FROM THE BOARD

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 525)

Board of Directors:	Registered office:
Executive Directors	No.1052 Heping Road
Li Wenxin	Shenzhen, Guangdong Province
Shen Yi	The People’s Republic of China
Luo Qing	Postal Code: 518010

Non-executive Directors	Principal Place of Business in Hong Kong:
Sun Jing	No.112, Floor M
Yu Zhiming	Hung Hom Station, Kowloon
Li Liang	Hong Kong

Independent Non-executive Directors
Lo Mun Lam
Liu Xueheng
Liu Feiming

10 April 2014

To the Shareholders

Dear Sir and Madam,

PROPOSED CHANGES IN DIRECTORS AND

SHAREHOLDER REPRESENTATIVE SUPERVISORS

AND

NOTICE OF ANNUAL GENERAL MEETING

A.	INTRODUCTION

The purpose of this circular is to provide you with (i) information reasonably necessary to enable you to make a decision on whether to vote for or against the ordinary resolutions to be proposed at the annual general meeting (“AGM”) of Guangshen Railway Company Limited (the “Company”) which will be convened for the purpose of considering and, if thought fit, approving, among others, the proposed changes in directors of the Company and shareholder representative supervisors of the Company; and (ii) the notice of the AGM.

LETTER FROM THE BOARD

B.	PROPOSED CHANGES IN DIRECTORS AND SHAREHOLDER REPRESENTATIVE SUPERVISORS

The term of office of the sixth session of the board of directors of the Company (the “Board”) and the sixth session of the supervisory committee of the Company (the “Supervisory Committee”) will expire on the conclusion of the AGM. The Company intends to appoint the seventh session of the Board and the seventh session of the Supervisory Committee as well as approve their proposed remunerations and allowances at the AGM. The Company has received a written notice from Guangzhou Railway (Group) Company (“GRGC”), being the largest shareholder of the Company holding approximately 37.12% of the issued share capital of the Company, which has nominated the candidates of the seventh session of the Board and the seventh session of the Supervisory Committee and their respective proposed remunerations and allowances in accordance with the articles of association of the Company (the “Articles”). The Company shall adopt the cumulative voting system in respect of the voting of its directors and shareholder representative supervisors in accordance with the Company’s “Rules for the Implementation of the Cumulative Voting System”. The “Rules for the Implementation of the Cumulative Voting System” is available at the Company’s website at http://www.gsrc.com. The biographies of the nominated candidates of the seventh session of the Board and the seventh session of the Supervisory Committee are set out below:

Candidates of Executive Directors

Li Wenxin, male, born in April 1963, joined the Company in 2011, and is the chairman of the Company. He is a postgraduate with a master degree, a senior engineer and an associate researcher. Mr. Li has worked at the Science Research Institute of the Ministry of Railways (the “former MOR”), Guangzhou Railway Bureau, GRGC, Qingzang Railway Company, transportation command center of the former MOR, and Transportation Bureau of the former MOR before 2007. From January 2007 to August 2009, he served as the secretary of party committee and deputy dean of Railway Science Research Institute. He served as the chief of diversified operation development center of the former MOR from September 2009 to May 2011. From June 2011 to November 2011, he served as the deputy chairman of the board of directors, the general manager and the deputy secretary of party committee of GRGC. Since December 2011, he has served as the chairman of the board, the general manager and the deputy secretary of party committee of GRGC. Currently, Mr. Li is also the chairman of the board of Guangmeishan Railway Co., Ltd., Guangdong Sanmao Railway Co., Ltd., Yuehai Railway Co., Ltd. and Shichang Railway Co., Ltd..

LETTER FROM THE BOARD

Shen Yi, male, born in April 1955, joined the Company in October 2008 and is an executive director and general manager of the Company. Mr. Shen graduated from the Northern Jiaotong University (now known as Beijing Jiaotong University) and holds a bachelor’s degree in railway transportation. Mr. Shen has more than 30 years of experience in railway transportation management and has served at different railway stations and sections, railway sub-bureaus and railway bureaus. He was the general manager of Hong Kong Qiwen Trade Company Limited, Guangmeishan Railway Company Limited and Huaihua Railway Company of GRGC successively. Before joining the Company in October 2008, he was the general manager of Shichang Railway Company Limited.

Luo Qing, male, born in September 1964, joined the Company in December 2008 and is an executive director of the Company. Mr. Luo graduated from the Correspondence College of the Party School of CPC, majoring in economic management, master postgraduate and is a political engineer. Before April 2006, Mr. Luo has served as the sportsman, coach and secretary-general of Guangdong Physical Culture and Sports Team, labor union of Guangzhou Railway Subbureau of Guangzhou Railway Bureau, labor union of YangCheng Railway Company of GRGC, Locomotive Sports Association of YangCheng Railway Company of GRGC and Locomotive Sports Association of GRGC. Between April 2006 and October 2008, he was the chief of the organization department of trade union of GRGC. From November 2008 to April 2010, he served as the chairman of the trade union of the Company. Since May 2010, he has been the deputy secretary of the party and working committee and the secretary of the discipline inspection and working commission of the Company and also the chairman of the trade union of the Company.

In accordance with article 99 of the Articles, Li Wenxin, Shen Yi and Luo Qing shall retire by rotation at the AGM and, being eligible, offer themselves for re-election.

Candidates of Non-Executive Directors

Sun Jing, male, born in July 1965, joined the Company since May 2012 as is a non-executive director of the Company. He is a graduate with a bachelor degree, an engineering master degree holder and also a senior engineer. Before June 2004, Mr. Sun has successively worked at the northern locomotive section of Zhengzhou Sub-bureau of Zhengzhou Railway Bureau, locomotive department of Zhengzhou Railway Bureau and Yueshan locomotive section of Zhengzhou Sub-bureau of Zhengzhou Railway Bureau. From June 2004 to March 2007, he has served as the division chief of locomotive department of Zhengzhou Railway Bureau. He was an assistant to the director of Zhengzhou Railway Bureau from April 2007. He has been served as the deputy general manager of GRGC since May 2007. Mr. Sun is now a director of Guangzhou Electric Locomotive Co., Ltd..

LETTER FROM THE BOARD

Yu Zhiming, male, born in April 1959, joined the Company since June 2008 now as a non-executive director of the Company. Mr. Yu is a graduate with a bachelor degree, a holder of master degree of engineering and is a senior accountant. He has many years of experience in the financial field. Before April 2008, he has successively served as a director of the Sub-division of Finance of Wuhan Railway Sub-bureau of Zhengzhou Railway Bureau, the director of the finance department of Wuhan Railway Bureau, the director of capital settlement center of Wuhan Railway Bureau, and the standing vice-director of capital settlement center of the former MOR. Since April 2008, he has been the chief accountant of GRGC. Currently, Mr. Yu is also the chairman of the board of China Railway (HK) Holdings Ltd, the chairman of the supervisory committee of Yuehai Railway Company Limited, Guangdong Guangzhou-Zhuhai Inter-city Railway Traffic Co., Ltd., MaoZhan Railway Company Limited and Guangdong Pearl River Delta Inter-city Railway Traffic Co., Ltd.. Mr. Yu is the director of Guangmeishan Railway Company Limited, Guangdong Sanmao Railway Company Limited, Shichang Railway Company Limited, Hukun Passenger Railway Line (Hunan) Co., Ltd., Hainan Eastern Ring Railway Company Limited, Ganshao Railway Company Limited, China Railway Container Transport Co., Ltd., China Railway Special Goods Transport Co., Ltd. and Huaishaoheng Railway Company Limited and a supervisor of Guangzhou-Zhuhai Railway Company Limited.

Huang Xin, male, born in March 1965, is a graduate degree holder and an engineer. Mr. Huang has years of experience in different posts in joint venture railway companies. During the 10 years from December 1997 to October 2007, he worked in the Company as the deputy manager of the transportation management company, the director of comprehensive department of marketing center, station manager of Shenzhen station, the party secretary of party committee to transportation department, the director of passenger transportation department, the director of safety supervision department, and the director of human resources department. He was the chief of passenger transportation division of GRGC from October 2007 to April 2012, and the deputy chief engineer and the chief of passenger transportation division of GRGC from April 2012 to now. Currently, Mr. Huang is also a director of Hainan Railway Economic and Technological Development Company, and a supervisor of China Railway Commemorative Ticket Company Limited.

In accordance with article 99 of the Articles, Sun Jing and Yu Zhiming shall retire by rotation at the AGM and, being eligible, offer themselves for re-election.

LETTER FROM THE BOARD

Candidates of Independent Non-Executive Directors

Chen Song, male, born in January 1973, is a holder of doctoral degree in finance and investment from the management school of Sun Yat-Sen University, certified public accountant in China, and certified internal auditor in the United States. He has successively been an education teacher in higher mathematics and medical engineering in Guangdong Food and Drug Vocational College, an external MBA and EMBA tutor of the management school of Sun Yat-Sen University, the management trainee of P&G (China) Investment Co Ltd., the manager of financial analysis of oral business department (Crest), and the chief financial director of the business department, the chief financial officer and an executive director of Heinz (China) Investment Co. Ltd.. Since March 2011, he has been the chief financial officer of Coty (China) and a director and general manager of the department makeup business of the company.

Jia Jianmin, male, born in August 1957, is a postgraduate and obtained his doctoral degree from The University of Texas at Austin McCombs School of Business. He has been a member of the expert consultant committee of the department of management sciences of National Natural Science Foundation of China, member of the national MBA Education Steering Committee, and academic director of Marketing Science Institute (MSI) in the United States. He possesses extensive experiences in company information and training, with service clients including Hutchison Whampoa Limited, China Telecom Global Limited, China Mobile Limited, China CITIC Bank, IBM, China Railway Group, CSR Corporation Limited and China CNR Corporation Limited. He is currently a professor and department director of the Marketing Department in Business School of The Chinese University of Hong Kong, and Cheung Kong Chair Professor of the Ministry of Education of the Peoples’ Republic of China.

Wang Yunting, male, born in July 1958, graduated from the faculty of medicine of the school of medicine of Xi’an Jiaotong University, and is a graduate with a bachelor degree and an EMBA of Guanghua School of Peking University. He has been the deputy general manager of Shenzhen branch of China Commercial Foreign Trade Co. Ltd, the deputy general manager of Beijing Capital Hua Yin Group, and is now the president of Shaanxi Caifu Investment Co., Ltd..

Candidates of Shareholder Representative Supervisors

Liu Mengshu, male, born in July 1963, is a graduate with a bachelor degree and an engineer. Prior to November 2004, Mr. Liu worked in the Huaihua Sub-bureau of Guangzhou Railway Bureau and the Changsha General Company of GRGC. He was also the director of organization department of the party committee of GRGC from November 2004 to April 2006, director of publicity department of the Party Committee of GRGC from April 2006 to September 2008, a director of the office of GRGC from September 2008 to December 2013, and the deputy secretary of party committee and the secretary of discipline committee of GRGC from December 2013 to now. Currently, Mr. Liu is also the chairman of supervisory committee of Guangmeishan Railway Company Limited and Guangdong Sanmao Railway Co., Ltd..

LETTER FROM THE BOARD

Chen Shaohong, male, born in January 1967, joined the Company since June 2008 and is a shareholder representative supervisor of the Company. He is a graduate with a bachelor degree and an economist. Mr. Chen has been engaged in the research and practice of enterprise management for a long time. Before April 2006, he has been the vice-section chief and the section chief of mechanism reform section of corporate management office, the vice-director of corporate management office and the vice-director of corporate and legal affairs department of GRGC. From April 2006 to May 2008, he served as director of corporate management and legal affairs department of GRGC. Since June 2008, Mr. Chen has been the vice-chief economist and director of corporate management and legal affairs department of GRGC. Currently, Mr. Chen is also the chairman of supervisory committee of Shichang Railway Company Limited, Hukun Passenger Railway Line (Hunan) Co., Ltd. and Hainan Railway Economic and Technological Development Company; a director of Guangmeishan Railway Company Limited, Guangdong Sanmao Railway Enterprise Development Company, Yuehai Railway Company Limited, Xia Shen Railway (Guangdong) Company Limited, Jingyue Railway Company Limited, and Guangdong Shenmao Railway Company Limited and the supervisor of Guangdong Sanmao Railway Company Limited, Huaishaoheng Railway Company Limited, Hunan Inter-city Railway Company Limited, Guangzhou Electric Locomotive Co., Ltd., Guangdong Pearl River Delta Inter-city Railway Traffic Co., Ltd., Hainan Eastern Ring Railway Company Limited, Ganshao Railway Company Limited and China Railway Express Co., Ltd..

Shen Jiancong, male, born in September 1968, joined the Company since June 2011 as a shareholder representative supervisor of the Company. He is a graduate with a bachelor degree and an economist. Before March 2011, Mr. Shen has worked as the secretary of Chinese Youth League of the Guangzhou mechanical refrigerator car depot of Guangzhou Sub-bureau of Guangzhou Railway Bureau, the deputy director and director of division of personnel of GRGC, deputy director of Division of Human Resources of GRGC, concurrently as a deputy director of organization department of party committee of GRGC, and the secretary of party committee and vice stationmaster of Shenzhen station of the Company. He has been a director of division of human resources and director of organization department of party committee of GRGC since March 2011.

LETTER FROM THE BOARD

Li Zhiming, male, born in May 1961, joined the Company since May 2005 as a shareholder representative supervisor of the Company. Mr. Li graduated from the Party School of CPC, majoring in economic management, is a graduate with a bachelor degree and an accountant. Before 1996, Mr. Li had served in various managerial positions in Hengyang Railway Sub-bureau of Guangzhou Railway Bureau and Changsha Railway Company of GRGC. From 1996 to March 2005, he was the chief of Finance Sub-division of Changsha Railway Company of GRGC. Since April 2005, Mr. Li has been the deputy chief and the chief of the audit department of GRGC. Currently, Mr. Li is also the chairman of the supervisory committee of Guangdong Shenmao Railway Company Limited, Guangzhou Tiecheng Enterprise Company Limited, chairman of the supervisory committee of Beijing Xingguangji Trade Company Limited; director of Hong Kong Qiwen Company Limited and Hainan Railway Economic and Technological Development Company; supervisor of Guangmeishan Railway Company Limited, Guangdong Sanmao Railway Company Limited, Guangdong Sanmao Railway Enterprise Development Company Limited, Yuehai Railway Company Limited, Shichang Railway Company Limited, Hukun Passenger Railway Line (Hunan) Co., Ltd, Huaishaoheng Railway Company Limited, Xia Shen Railway (Guangdong) Company Limited, Ganshao Railway Company Limited, Guiyang-Guangzhou Railway Co., Ltd, Hunan-Guangzhou Railway Co., Ltd and Jingyue Railway Company Limited.

In accordance with article 124 of the Articles, Chen Shaohong, Shen Jiancong and Li Zhiming shall retire by rotation at the AGM and, being eligible, offer themselves for re-election.

The seventh session of the Board and the seventh session of the Supervisory Committee will become effective from the conclusion of the AGM and expire on the election of the eighth session of the Board and the eighth session of the Supervisory Committee. The GRGC has proposed the remunerations and allowances for the seventh session of the Board and the seventh session of the Supervisory Committee as follows: the non-executive director will not receive any remuneration and his allowance is proposed to be RMB12,000 per annum, the remuneration and allowance for each independent non-executive director (in China) is proposed to be RMB100,000 per annum and RMB12,000 per annum respectively, the remuneration and allowance for each independent non-executive directors (outside China) is proposed to be HK$150,000 and HK$18,000 respectively, and further, the annual allowance for the chairman of the Board (the “Chairman”) and chief executive of the Company (the “Chief Executive”) is proposed to be RMB18,000 each. Supervisors of GRGC are proposed to receive an annual allowance of RMB12,000 each. Shareholder representative supervisors who serve office in the Company shall each receive an annual allowance which is proposed to be RMB10,000.

LETTER FROM THE BOARD

The remunerations and allowances of the directors and the shareholder representative supervisors of the Company are determined with reference to their relevant positions held and the market remuneration standard.

Each independent non-executive director, pursuant to the listing rules of the Shanghai Stock Exchange, is required to make declarations of independence in respect of each of their relationships with the Company, and accordingly, have made such declarations of independence to the Shanghai Stock Exchange. Such declarations can be viewed on the Shanghai Stock Exchange’s website at: http:www.sse.com.cn.

Each independent non-executive director has confirmed that he has satisfied the independence criteria as stipulated in Rule 3.13 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”). The Board has assessed their independences and considered that each of them meets the independence guidelines set out in Rule 3.13 of the Listing Rules and is independent in accordance with the terms of the guidelines. In addition, the Board believes that the independent non-executive directors, with their extensive experiences and knowledge, will contribute to and enhance the corporate governance of the Company.

Save as disclosed above, each of Li Wenxin, Shen Yi, Luo Qing, Sun Jing, Yu Zhiming, Huang Xin, Chen Song, Jia Jianmin, Wang Yunting, Liu Mengshu, Chen Shaohong, Shen Jiancong and Li Zhiming has (i) no relationship with any other directors, shareholder representative supervisors, senior management or substantial shareholders or controlling shareholders of the Company, (ii) no interest in the shares of the Company within the meaning of part XV of the Securities and Futures Ordinance, and (iii) does not have any other directorship held in listed public companies in the last three years or in members of the Group (as defined in the Listing Rules).

Save as disclosed above, there is no information to be disclosed pursuant to Rule 13.51(2)(h) to (w) of the Listing Rules and there is no other matter relating to the appointment of Li Wenxin, Shen Yi, Luo Qing, Sun Jing, Yu Zhiming, Huang Xin, Chen Song, Jia Jianmin, Wang Yunting, Liu Mengshu, Chen Shaohong, Shen Jiancong and Li Zhiming that needs to be brought to the attention of the shareholders of the Company.

LETTER FROM THE BOARD

C.	ANNUAL GENERAL MEETING

For the purpose of determining the list of holders of H shares that are entitled to attend the AGM, the registers of members of the Company’s H shares will be closed from Tuesday, 29 April 2014 to Thursday, 29 May 2014 (both days inclusive), during which no transfer of H shares will be registered. If any holders of H shares of the Company intend to attend the AGM, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s H share registrars in Hong Kong, Hong Kong Registrars Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Monday, 28 April 2014.

Shareholders of the Company whose names appear on the registers of members of the Company at 4:30 p.m. on Monday, 28 April 2014, or their proxies, are entitled to attend the AGM by presenting their identity cards or passports.

A notice convening the AGM is set out on pages 10 to 14 of this circular. Reply slips for confirming attendance at the AGM have been sent to the relevant shareholders. A form of proxy for use at the AGM is enclosed with this circular. Whether or not you are able to attend the AGM, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon. If you intend to attend the AGM, you are required to complete and return the reply slip to the registered office of the Company at No. 1052 Heping Road, Shenzhen, Guangdong Province, the PRC, before Friday, 9 May 2014. The proxy form should be returned to the registered office of the Company at No. 1052 Heping Road, Shenzhen, Guangdong Province, the PRC, as soon as possible but in any event not less than 24 hours before the time appointed for the holding of the AGM (or any adjournment thereof).

Yours faithfully,
For and on behalf of
Guangshen Railway Company Limited
Li Wenxin
Chairman

NOTICE OF 2013 ANNUAL GENERAL MEETING

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 525)

NOTICE OF 2013 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the 2013 Annual General Meeting of Guangshen Railway Company Limited (the “Company”) will be held at 9:30 a.m. on Thursday, 29 May 2014, at the Meeting Room of the Company at 3/F, No. 1052 Heping Road, Shenzhen, Guangdong Province, the People’s Republic of China (the “PRC”) of any adjournment thereof (the “AGM”) to consider and, if thought fit, approve the following matters:

ORDINARY RESOLUTIONS

1.	THAT the work report of the board of directors of the Company (the “Board”) for 2013 be and is hereby reviewed and approved;

2.	THAT the work report of the supervisory committee of the Company (the “Supervisory Committee”) for 2013 be and is hereby reviewed and approved;

3.	THAT the audited financial statements of the Company for 2013 be and is hereby reviewed and approved;

4.	THAT the profits distribution proposal of the Company for 2013 be and is hereby reviewed and approved;

5.	THAT the financial budget of the Company for 2014 be and is hereby reviewed and approved;

NOTICE OF 2013 ANNUAL GENERAL MEETING

6.	THAT the re-appointment of PricewaterhouseCoopers Zhong Tian LLP (formerly known as “PricewaterhouseCoopers Zhong Tian CPAs Company LLP”) as the PRC auditor to the Company for 2014 and authorization of the Board and the audit committee to determine its remunerations be and is hereby reviewed and approved;

7.	THAT the re-appointment of PricewaterhouseCoopers as the international auditor to the Company for 2014 and authorization of the Board and the audit committee to determine its remunerations be and is hereby reviewed and approved;

8.	THAT the resolution in relation to the election of the executive and non-executive directors of the seventh session of the Board by adopting the cumulative voting system be and is hereby reviewed and approved (see Proposed Changes in Directors and Shareholder Representative Supervisors from pages 2 to 4 of the circular issued by the Company on 10 April 2014 for the biography of the candidates):

8.1	the re-appointment of Mr. Li Wenxin;

8.2	the re-appointment of Mr. Shen Yi;

8.3	the re-appointment of Mr. Luo Qing;

8.4	the re-appointment of Mr. Sun Jing;

8.5	the re-appointment of Mr. Yu Zhiming; and

8.6	the appointment of Mr. Huang Xin;

9.	THAT the resolution in relation to the election of the independent non-executive directors of the seventh session of the Board by adopting the cumulative voting system be and is hereby reviewed and approved (see Proposed Changes in Directors and Shareholder Representative Supervisors on page 5 of the circular issued by the Company on 10 April 2014 for the biography of the candidates):

9.1	the appointment of Mr. Chen Song;

9.2	the appointment of Mr. Jia Jianmin; and

9.3	the appointment of Mr. Wang Yunting;

NOTICE OF 2013 ANNUAL GENERAL MEETING

10.	THAT the resolution in relation to the election of the shareholder representative supervisors of the seventh session of the Supervisory Committee by adopting the cumulative voting system be and is hereby reviewed and approved (see Proposed Changes in Directors and Shareholder Representative Supervisors from pages 5 to 7 of the circular issued by the Company on 10 April 2014 for the biography of the candidates):

10.1	the appointment of Mr. Liu Mengshu;

10.2	the re-appointment of Mr. Chen Shaohong;

10.3	the re-appointment of Mr. Shen Jiancong; and

10.4	the re-appointment of Mr. Li Zhiming;

11.	THAT the remunerations and allowances of directors of the seventh session of the Board be and is hereby reviewed and approved; and

12.	THAT the allowances of shareholder representative supervisors of the seventh session of the Supervisory Committee be and is hereby reviewed and approved.

Notes:

(1)	For the purpose of determining the list of holders of H shares that are entitled to attend the AGM, the registers of members of the Company’s H shares will be closed from Tuesday, 29 April, 2014 to Thursday, 29 May 2014 (both days inclusive), during which no transfer of H shares will be registered. If any holders of H shares of the Company intend to attend the AGM, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s H share registrars in Hong Kong, Hong Kong Registrars Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Monday, 28 April 2013. Shareholders of the Company whose names appear on the registers of members of the Company on Monday, 28 April 2014, or their proxies, are entitled to attend the AGM by presenting their identity cards or passports. Holders of the A shares of the Company will be given a separate notice of the AGM.
(2)	The Board has proposed the payment of a final dividend for the year ended 31 December 2013 of RMB0.08 per share (pre-tax). If the final dividend is payable by the passing of Resolution No. 4 by the shareholders, it will be paid to the shareholders whose names appear on the registers of members of the Company on Wednesday, 11 June 2014.

According to the requirements of the Income Tax Law of the People’s Republic of China effective from 1 January 2008 and the implementation rules thereof and the Notice on the Issues concerning Withholding the Enterprise Income Tax on the Dividends Paid by Chinese Resident Enterprises to H Share Holders which are Overseas Non-resident Enterprises (Guo Shui Han 2008 No.897) issued by the State Administration of Taxation on 6 November 2008, the dividend for 2013 payable to the non-resident enterprise shareholders whose names appear on the registers of members of the Company’s H shares is subject to a withholding tax at a rate of 10%. Any shares registered in the name of the non-individual registered shareholders, including HKSCC Nominees Limited, other nominees or trustees and other groups and organizations will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the enterprise income tax of 10%.

NOTICE OF 2013 ANNUAL GENERAL MEETING

According to the Notice on Matters Concerning the Levy and Administration of Individual Income Tax after the Repeal of Guo Shui Fa 1993 No.045 (Guo Shui Han 2011 No.348) issued by the State Administration of Taxation on 28 June 2011 and the Letter on the Tax Arrangements on Dividends Paid to Hong Kong Residents by Mainland Companies issued by The Stock Exchange of Hong Kong Limited on 4 July 2011, when domestic companies other than foreign invested enterprises which issue shares in Hong Kong distribute dividends to their shareholders, the individual shareholders in general will be subject to a withholding tax at a rate of 10%. When the Company distributes the 2013 final dividend to all individual holders of H shares whose names appear on the registers of members of the Company’s H shares on Wednesday, 11 June 2014, such dividend will be subject to the individual withholding tax at a rate of 10%. However, if otherwise provided by tax laws, relevant tax treaties or notices, the tax will be withheld in accordance with the relevant requirements and tax levy and administration requirements.

The registers of members of the Company will be closed from Friday, 6 June 2014 to Wednesday, 11 June 2014 (both days inclusive), during which period no transfer of shares will be registered. For any holders of H shares of the Company to be qualified for the final dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s H share registrars in Hong Kong, Hong Kong Registrars Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Thursday, 5 June 2014.

(3)	Each shareholder entitled to attend and vote at the AGM may appoint one or more proxies (whether a shareholder or not) to attend the meeting and vote on his behalf.
(4)	Where a shareholder appoints more than one proxy, his proxies may only exercise the voting right when a poll is taken.
(5)	The instrument appointing a proxy must be in writing and signed by the appointer or his attorney duly authorized in writing. Where the appointer is a corporation, the instrument must be executed under its common seal or under the hand of a director or an attorney of the corporation duly authorized in writing. If the proxy form is signed by an attorney on behalf of the appointer, the power of attorney or any other authority, must be notarially certified. To be valid, the proxy form, together with a notarially certified copy of the power of attorney or any other authority, must be delivered to the registered address of the Company not less than 24 hours before the commencement of the AGM or any adjournment thereof (as the case may be).
(6)	Shareholders who intend to attend the AGM are requested to deliver the reply slip to the registered office of the Company at No. 1052 Heping Road, Shenzhen, Guangdong Province, the PRC, in person, by post or by facsimile on or before Friday, 9 May 2014.
(7)	The AGM is expected to last for half a day. Shareholders and proxies attending the AGM shall be responsible for their own travelling, accommodation and other related expenses.

Registered Office of the Company:

No. 1052 Heping Road

Shenzhen, Guangdong Province

The People’s Republic of China

Telephone: 86-755-25588150

Facsimile: 86-755-25591480

NOTICE OF 2013 ANNUAL GENERAL MEETING

(8)	As at the date hereof, the Board comprises three executive directors, namely Li Wenxin, Shen Yi and Luo Qing; three non-executive directors, namely Sun Jing, Yu Zhiming and Li Liang; and three independent non-executive directors, namely Lo Mun Lam, Liu Xueheng and Liu Feiming.

By Order of the Board
Guangshen Railway Company Limited
Guo Xiangdong
Company Secretary

Shenzhen, the PRC

10 April 2014